 Exhibit 2.1

SHARE SALE AND PURCHASE AGREEMENT

by and between

CLEARFIELD, INC.

as Seller

and

AKI EKLUND AND ALEKSANTERI PYRRÖ

as Buyers

regarding all shares in

Clearfield Finland Oy

11 November 2025

Contents

1	Definitions		4
2	Sale and Purchase of the Shares		7
	2.1	Object of Sale	7
	2.2	Transfer of Ownership	7
3	Purchase Price		7
	3.1	Purchase Price and Payment	7
4	Closing		7
	4.1	Closing	7
	4.2	Closing Events	7
5	Warranties of Seller		8
	5.1	Organization	9
	5.2	Ownership, Power and Authority	9
	5.3	Disclosure	9
	5.4	No Other Warranties	9
6	Warranties of Buyer		9
	6.1	Power and Authority	10
	6.2	Authority Approvals	10
	6.3	No Breach by Seller	10
7	Remedies		10
	7.1	Buyers’ Remedies	10
	7.2	Limitations of Liability	11
		7.2.1 Monetary Limitations	11
		7.2.2 Time Limitations	11
		7.2.3 General Limitations	11
	7.3	Buyers’ Liability	12
	7.4	Fraud, etc.	12
8	Certain Undertakings		12
	8.1	Confidentiality	12
	8.2	Retiring Directors	13
	8.3	Clearfield Trademarks and Brand	13
	8.4	Employment of Sakari Määttä	14
	8.5	Registration of Ultimate Beneficial Ownership	14
	8.6	Success Fees and Related Obligations	14
	8.7	United States Tax Elections	14
9	Miscellaneous		15
	9.1	Notices	15

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9.2	Costs	16
9.3	Access to Books, Records and Documents	16
9.4	Schedules Incorporated	16
9.5	Entire Agreement	17
9.6	Interpretation	17
9.7	Amendments and Waivers	17
9.8	Severability	17
9.9	Assignment	17
9.10	Taxes	18
9.11	Governing Law	18
9.12	Arbitration	18
9.13	Counterparts of Agreement	18

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SCHEDULES

Schedule 1.12	Data Room Materials

Schedule 4.2(a)(i)	Equity Contribution Agreement

Schedule 4.2(a)(ii)	Pre-Closing Board Resolution of the Company

Schedule 4.2(a)(iii)	Resignation Letters

Schedule 4.2(a)(iv)	Post-Closing Shareholder Resolution of the Company

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SHARE SALE AND PURCHASE AGREEMENT

THIS SHARE SALE AND PURCHASE AGREEMENT (the Agreement) is entered into on 11 November 2025, by and between:

1.	Clearfield, Inc., a company organized and existing under the laws of the State of Minnesota, United States of America, having an address of 7050 Winnetka Avenue N, Brooklyn Park, Minnesota 55428 USA (Seller);

2.	Aki Eklund, a Finnish citizen with date of birth [redacted]; and

3.	Aleksanteri Pyrrö, a Finnish citizen with date of birth [redacted].

Parties 2 and 3 are collectively referred to as Buyers and each individually as a Buyer.

RECITALS

A.	Seller owns one hundred percent (100%) of the issued and registered shares (the Shares) in Clearfield Finland Oy, a limited liability company incorporated and existing under the laws of Finland, having its registered domicile in Helsinki and the business identity code 3285629-2 (the Company).

B.	Buyers are willing to acquire the Shares and Seller is willing to sell and transfer the Shares to Buyers upon and subject to the terms and conditions set out in this Agreement.

NOW, THEREFORE, the Parties hereby agree as follows:

1.	Definitions

As used in this Agreement, the following capitalized terms have the following meanings:

1.1	Affiliate	means with respect to any natural or legal person, any other natural or legal person that from time to time directly or through one or more intermediaries controls, is controlled by or is under common control with such person, provided, however, that none of the Group Companies shall be considered an Affiliate of Seller.

1.2	Agreement	means this share sale and purchase agreement and the Schedules hereto.

1.3	Business	means the business conducted by the Group on the date of this Agreement.

1.4	Business Day	means a day other than Saturdays, Sundays and public holidays on which banks are generally open for business (excluding internet banking) in Oulu and Minneapolis.

1.5	Buyer; Buyers	has the meaning set out in the introductory paragraph of this Agreement.

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1.6	Claim	means any bona fide claim made by Buyers against Seller, in respect of any breach or non-fulfillment of this Agreement.

1.7	Closing	means the consummation of the sale and purchase of the Shares and certain other transactions as set out in Section 4.2.

1.8	Closing Date	has the meaning set out in Section 4.1.

1.9	Company	has the meaning set out in the Recitals, Section A.

1.10	Confidential Information	means any and all non-public information of any kind or nature whatsoever, whether written or oral or in any other form, including, without limitation, financial information, trade secrets, client lists and other proprietary business information regarding Seller, the Business, the Company or Buyers, or any of their Affiliates, as the case may be.

1.11	Data Room Drive	means the data disc or drive containing electronic copies of all the Data Room Materials as provided by [redacted].

1.12	Data Room Materials	means the documentation and information (including answers to the questions presented by Buyers, their Affiliates and/or their professional advisors in connection with the Due Diligence Review) made available to Buyers and their professional advisors in the virtual data site administered by [redacted], as listed in Schedule 1.12.

1.13	Disclosure Material	means this Agreement and the Data Room Materials.

1.14	Due Diligence Review	has the meaning set out in Section 5.

1.15	Encumbrance	means any charge, pledge, lien, mortgage, option, retention of title, right of pre-emption, right of first refusal or security interest of any kind.

1.16	Equity Contribution	has the meaning set out in Section 4.2(a)(i).

1.17	Fairly Disclosed	means that a risk, fact, matter, occurrence or event is disclosed in a manner enabling a professional and prudent buyer or its professional advisors acting diligently and with due care, to reasonably understand that such risk, fact, matter, occurrence or event may constitute a breach of any of the Warranties.

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1.18	Fundamental Warranties	means the representations and warranties of Seller set out in Sections 5.1 and 5.2.

1.19	Group; Group Companies	means the Company, Nestor Cables Oy, and Nestor Cables Baltics OÜ.

1.20	Intra-Group Receivable	means the aggregate amount of USD 5,785,093.92, which constitutes the Seller’s receivables from the Company and its Affiliates on the Closing Date.

1.21	Law	means any applicable law, order, decree, ordinance, statute, regulation or directive in force from time to time.

1.22	Loss	has the meaning set out in Section 7.1(b).

1.23	Party; Parties	means Seller or either Buyer, and Parties means Seller and Buyers jointly.

1.24	Purchase Price	has the meaning set out in Section 3.1(a).

1.25	Seller	has the meaning set out in the introductory paragraph of this Agreement.

1.26	Seller’s Knowledge	means the actual knowledge of Cheryl Beranek and Daniel Herzog on the date hereof.

1.27	Shares	has the meaning set out in the Recitals, Section A.

1.28	Success Fees	has the meaning set out in Section 8.6.

1.29	Warranties	means the warranties of Seller as set out in Section 5.

The definitions set forth or referred to above apply equally to both the singular and plural forms of the terms defined. The words "include", "includes" and "including" are deemed to be followed by the phrase "without limitation". All references herein to Sections, Subsections and Schedules are deemed to be references to Sections and Subsections of, and Schedules to, this Agreement unless the context otherwise requires. Unless the context otherwise requires, any reference to any contract, instrument or Law is a reference to it as amended and supplemented from time to time. Any reference in this Agreement to a "day" or a number of "days" (without the explicit qualification of "Business") is to be interpreted as a reference to a calendar day or number of calendar days. Unless a contrary indication appears, any reference in this Agreement to a time of day is a reference to Helsinki time.

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2.	Sale and Purchase of the Shares

2.1	Object of Sale

Upon the terms and subject to the conditions set out herein, Seller shall sell and Buyers shall purchase 100% of the Shares (share numbers 1 through 100) on the Closing Date free and clear of any Encumbrance, such that Aki Eklund shall purchase the Shares with the share numbers 1 through 50, and Aleksanteri Pyrrö shall purchase the Shares with the share numbers 51 through 100.

2.2	Transfer of Ownership

Ownership of the Shares shall transfer from Seller to Buyers at the Closing against receipt of the Purchase Price in full by Seller and fulfillment of the Closing events set out in Section 4.2. For the avoidance of doubt, ownership of all Shares shall transfer simultaneously, and no transfer of any Shares shall occur until the Purchase Price has been paid in full.

3.	Purchase Price

3.1	Purchase Price and Payment

(a)	The purchase price payable for the Shares at Closing (the Purchase Price) is USD 1.00.

(b)	The Purchase Price is payable by Buyers in equal parts (50/50) at or prior to the Closing in immediately available funds (in United States dollars) to the following bank account of Seller:

Clearﬁeld, Inc.

7050 Winnetka Ave North # 100

Brooklyn Park MN 55428

(763) 476-6866

[redacted]

(c)	The Purchase Price is fixed and not subject to any adjustment.

4.	Closing

4.1	Closing

The Closing will take place electronically on the date of this Agreement (the Closing Date).

4.2	Closing Events

(a)	At the Closing, the following events will take place:

(i)	Seller and the Company shall enter into the equity contribution agreement attached hereto as Schedule 4.2(a)(i), pursuant to which Seller will transfer and contribute the Intra-Group Receivable into the Company’s fund for invested unrestricted equity (sijoitetun vapaan oman pääoman rahasto), free and clear of Encumbrances (the Equity Contribution), it being acknowledged that no separate registration with the Finnish Trade Register is required for the Equity Contribution;

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(ii)	following the execution of the equity contribution agreement, the board of directors of the Company shall adopt the resolution attached hereto as Schedule 4.2(a)(ii), approving the acceptance by the Company of the Equity Contribution described in Schedule 4.2(a)(i) into the Company’s fund for invested unrestricted equity (sijoitetun vapaan oman pääoman rahasto);

(iii)	Seller shall deliver to Buyers the resignation letters attached hereto as Schedule 4.2(a)(iii) executed by each member of the board of directors of the Company and Nestor Cables Oy, under which each such director waives any claims against the relevant company relating to his or her position as a member of the board of directors of the relevant company and in respect of the time period prior to the Closing, except for payments or reimbursement of costs and expenses accrued in the ordinary course of business;

(iv)	Buyers shall execute the shareholder resolution of the Company attached hereto as Schedule 4.2(a)(iv) resolving upon the appointment of new members to the board of directors of the Company and change of the Company’s trade name in accordance with Section 8.3(a);

(v)	Buyers shall pay the Purchase Price to Seller as set out in Section 3; and

(vi)	Seller shall sell and transfer the Shares to Buyers, free and clear of any Encumbrances.

(b)	All actions taken in connection with the Closing shall be deemed to have occurred simultaneously as part of a single transaction and the Closing (including any delivery) shall not be deemed to have occurred until all such actions have been completed by the Parties.

(c)	Without undue delay after the Closing, Seller shall deliver to Buyers the Data Room Drive or enable Buyers to download electronic copies of the Data Room Materials from the virtual data site.

5.	Warranties of Seller

(a)	Prior to the date hereof, Buyers have been given the opportunity to conduct, and Buyers have together with their professional advisors conducted, due diligence reviews regarding the Group and the Business (the Due Diligence Review) to the extent deemed appropriate by Buyers.

(b)	Buyers acknowledge and agree that in entering into this Agreement, Buyers are relying on their own investigation, understanding and analysis of the Group and the Business and related documentation and information, as well as the experience and knowledge they have gained of the Group and the Business through their employment and service with the Group. The fact that only limited Warranties are given by Seller has been taken into account and fully discounted by Buyers when they have agreed upon the Purchase Price and the Equity Contribution with Seller.

(c)	Having regard to the above, Seller gives the following Warranties to Buyers as at the Closing Date.

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5.1	Organization

The Company is duly organized and validly existing under the Laws of Finland.

5.2	Ownership, Power and Authority

(a)	Seller owns all (100%) of the Shares. The Shares are transferable to Buyers and the Shares are free and clear of any Encumbrances.

(b)	Seller has full legal and corporate power and authority to enter into this Agreement and has upon the Closing full legal and corporate power and authority to consummate the transactions contemplated hereunder. The execution of this Agreement, the consummation of the transactions contemplated hereunder and the fulfillment of the terms thereof by Seller do not, where applicable, result in a breach of the articles of association of Seller or any resolution adopted by the general meeting of shareholders, the board of directors or other similar body of Seller, or require any consent or approval of any shareholders, partners, financiers or contractual counterparty of Seller, which consent or approval has not been obtained. This Agreement constitutes a binding obligation of, and is enforceable against, Seller in accordance with its terms and conditions.

5.3	Disclosure

To Seller’s Knowledge, the Data Room Materials were, when provided, materially correct as to factual matters and not misleading. To Seller’s Knowledge, there is no information which can reasonably be expected to be material for the Group or the Business to a reasonable purchaser of the Shares, that has not been disclosed or has not been reasonably accessible (considering the employment of Aki Eklund and Aleksanteri Pyrrö with the Group) to Buyers.

5.4	No Other Warranties

It is specifically stated and agreed that Seller has not made, and Buyers have not relied on, any other expressed or implied warranties regarding Seller, the Shares, the Business or the Group, than those contained in this Section 5 (which exclude, for the sake of clarity, all other expressed or implied warranties, whether statutory or otherwise). Without limiting the generality of the foregoing, Seller has not made any warranty to Buyers with respect to, and assumes no liability towards Buyers based on, any financial or other projection, forecast, or estimate of any future development or event (including any general market information or market development, matter of opinion, evaluation, assessment of business potential, anticipated future performance, prospects, or similar matter) relating to the Company or the Business, whether or not such projection, forecast, or estimate has been included in the Disclosure Material. With respect to any projection, forecast or estimate that may have been delivered or communicated by or on behalf of the Company, Seller, its Affiliates or advisors to Buyers, their Affiliates or their advisors (as part of the Disclosure Material or otherwise), Buyers acknowledge that (a) there are uncertainties inherent in attempting to make such projections, forecasts, and estimates, (b) they are familiar with such uncertainties, (c) they are taking full responsibility for making its own evaluation of all such projections, forecasts and estimates so furnished to it and (d) they will not hold Seller (or its Affiliates, directors, officers, employees, agents or advisors) liable with respect thereto.

6.	Warranties of Buyer

Buyers hereby give the following warranties to Seller as at the date hereof and at the Closing Date:

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6.1	Power and Authority

(a)	Each Buyer has full legal power and authority to enter into this Agreement and to consummate the transactions contemplated hereunder. The execution of this Agreement, the consummation of the transactions contemplated hereunder and the fulfillment of the terms hereof by Buyers do not require any consent or approval of any third party, which consent or approval has not been obtained.

(b)	This Agreement constitutes binding obligations of, and is enforceable against, Buyers in accordance with its terms and conditions.

6.2	Authority Approvals

No authority approvals or formalities are required by Buyers for the lawful and valid consummation of the transactions contemplated by this Agreement. Such consummation does and will not result in any breach of any Law, approval, authorization, license or permit, or any judgment or order by a national or supranational court or authority, all as binding upon Buyers or as otherwise applicable to Buyers.

6.3	No Breach by Seller

No Buyer or any of their respective Affiliates’ directors, officers, employees, agents or advisors that have participated in the transaction process leading to this Agreement have, based on any fact, matter, occurrence or event, any knowledge that Seller would be in breach of this Agreement or any of the Warranties, save for the Fundamental Warranties.

7.	Remedies

7.1	Buyers’ Remedies

(a)	Seller's liability relating to the transactions contemplated by this Agreement shall be exclusively governed by this Agreement.

(b)	Subject to the limitations set out in Section 7.2 below, Buyers shall be entitled to compensation from Seller on a euro-for-euro basis for the amount of any damage, loss or cost (including reasonable costs and expenses incurred in connection with investigating or recovering such loss) actually suffered by Buyers or the Group as a result of a breach of any of the Warranties or any other terms of this Agreement giving rise to a Claim (but excluding any indirect damage, loss and cost that is not a reasonably foreseeable consequence of a breach of the Warranties) (the Loss), provided that such breach has not been rectified within 30 days of Seller having received a notice thereof pursuant to Section 7.2.2(a) below.

(c)	Any amount payable to Buyers under this Section 7 shall be treated as a reduction of the Purchase Price. This remedy is the sole and exclusive remedy available to Buyers. No remedy under the Finnish Sale of Goods Act (355/1987, as amended), the United Nation Convention on Contracts for the International Sale of Goods adopted on 16 September 1988, or any other Law or legal principle or theory is available to Buyers, including the right to withhold any payment, set-off any claim or receivable, rescind or terminate this Agreement. For the avoidance of doubt, each Party shall have the right to seek injunctive relief to enforce the obligations under Section 8.1.

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7.2	Limitations of Liability

7.2.1	Monetary Limitations

Seller's liability under this Agreement for any reason whatsoever shall be limited to the amount of the Purchase Price.

7.2.2	Time Limitations

(a)	Buyers are not entitled to make a Claim and no liability by Seller in respect of any Claim by Buyers exists, unless notice in writing of any such Claim, accompanied by relevant particulars thereof specifying the nature of the breach, the amount claimed in respect thereof and all such other information, to the extent available to Buyers or the Group, as is reasonably necessary for assessing the merits of the Claim, has been given to Seller within 60 days of the date the representatives of Buyers or the Company first became aware of the basis for such Claim, and in any event not later than 18 months from the Closing Date, save for Claims relating to Fundamental Warranties, for which Claims can be made until 24 months from the Closing Date.

(b)	Any Claim presented within the time limitations set forth in Section 7.2.2(a), to the extent it has not been previously satisfied, settled or withdrawn, shall be deemed to have been withdrawn and expired nine (9) months after the expiration of the relevant Claim period set out in Section 7.2.2(a), unless arbitral proceedings based on such Claim have been commenced against Seller by such time in accordance with Section 9.12 (Arbitration).

(c)	For the avoidance of doubt, a Claim shall not be invalidated merely because the exact amount or detailed calculation of the Loss was not known at the time of notification, provided that Buyers have described the underlying facts and the estimated nature and quantum of the Claim in reasonable detail.

7.2.3	General Limitations

Without prejudice to any other limitations hereunder, Buyers shall not be entitled to make a Claim against Seller or to recover or receive any compensation for any damage, loss or cost hereunder to the extent:

(a)	any payment, restitution or reimbursement under this Agreement is made more than once in respect of the same Loss (whether based on the same or a different Warranty or other provision under this Agreement, provided that compensation may be paid in one or more installments based on the same Loss);

(b)	that a fact, matter, occurrence or event giving rise to the Claim for breaches of the Warranties, save for the Fundamental Warranties, was Fairly Disclosed in the Disclosure Material;

(c)	it relates to any loss of business reputation or opportunity, loss of synergies or cost savings, or other similar advantages;

(d)	it is covered by a third-party insurance policy in force, or would have been so covered if the insurance policies of the Group had been maintained after the Closing on no less favorable terms than those existing immediately prior to the Closing Date;

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(e)	Buyers or their Affiliates (including the Group) are entitled to receive compensation or recovery (whether by payment, discount, credit, relief or otherwise) with respect to it from any third party;

(f)	it would not have occurred but for any matter or thing done or omitted to be done pursuant to and in compliance with this Agreement or otherwise at the request or with the approval of Buyers or their Affiliates;

(g)	it would not have occurred but for, or has increased or not reduced as a result of, (i) any act, omission or transaction (including but not limited to any change in accounting or tax policy or practice) of Buyers or their Affiliates or any person deriving title from Buyers or their Affiliates or (ii) any failure by Buyers or their Affiliates or any person deriving title from any Buyers or their Affiliates to take reasonable actions to mitigate the damage, loss or cost;

(h)	it is deductible from any taxes or relates to an untaxed reserve, in which case any damage, loss or cost hereunder shall be reduced by the amount of any net cash savings in taxes (after taking into account the tax consequences of the relevant compensation to Buyers or the Group received hereunder);

(i)	it is contingent and not an actual liability that is due and payable provided, however, that this does not restrict or prevent Buyers from making a Claim with respect to a contingent damage, loss or cost within the time periods set forth in Section 7.2.2(a) and to finalize such Claim when such contingent damage, loss or cost ceases to be contingent; or

(j)	it occurs as a result of the passing of, or change in, any Law (including any increase in any tax rate), any accounting standard or policy, any tax or other administrative practice, or any generally accepted application of the same by any authority or other regulatory body after the date hereof, or which takes effect retroactively.

7.3	Buyers’ Liability

Each Buyer shall be jointly and severally liable for fulfilling the obligations of Buyers under this Agreement. Any breach of the warranties provided by a Buyer or any breach by a Buyer of other terms of this Agreement shall be considered a breach by both Buyers, and Buyers’ liability for such breaches shall be joint and several.

7.4	Fraud, etc.

Nothing in this Agreement shall operate to exclude or limit the liability of any Party in respect of breaches of this Agreement (including monetary caps, baskets and time limitations) by such Party due to fraud or willful misconduct (tahallisuus) or other breach for which a Party’s liability cannot be validly contractually excluded or limited based on mandatory and established Law applicable to the circumstances at hand, in each case as determined in arbitration pursuant to Section 9.12.

8.	Certain Undertakings

8.1	Confidentiality

(a)	The Parties shall keep, and shall cause their respective Affiliates and advisors to keep, the contents of this Agreement, the transactions contemplated hereunder and any negotiations and possible proceedings in relation hereto confidential indefinitely, except as required for the consummation of this Agreement, or by any Laws, rulings of competent courts or authorities, or any applicable stock exchange rules.

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(b)	Buyers undertake not to disclose or use any Confidential Information regarding Seller, and Seller undertakes not to disclose or use any Confidential Information regarding Buyers or the Group, unless (i) required to do so by any Laws, rulings of competent courts or authorities, or any applicable stock exchange rules, (ii) such disclosure has been consented to by the other Party or (iii) such information is in the public domain through no fault of the relevant Party.

(c)	All non-mandatory press releases and other public relations activities of the Parties in relation to this Agreement and the transactions contemplated hereunder are subject to prior approval of Buyers and Seller.

8.2	Retiring Directors

(a)	Buyers undertake to procure that, at the next annual general meetings of the relevant Group Companies, Cheryl Beranek and Daniel Herzog, who have resigned from their positions as members of the boards of directors of the Group Companies in connection with the transactions contemplated hereunder, are granted discharge from liability (vastuuvapaus) for their management and administration up to the Closing Date (or their resignation date, if earlier), provided that the relevant Group Company’s auditor has not presented matters preventing the relevant Group Company from granting such discharge. Furthermore, Buyers and their Affiliates shall not, and shall cause that the Group Companies do not, make any claims against such directors (including in relation to their participation in the transaction contemplated hereunder) and shall hold each of them harmless against any such claims, save for situations where such individual is guilty of fraud or willful misconduct.

(b)	For the avoidance of doubt, the discharge and the related non-claim and hold-harmless obligations set out in Section 8.2(a) shall not apply to any members of the management of the Group Companies in operative roles, including specifically the Chief Executive Officer (Jarmo Rajala) and the Chief Financial Officer (Sakari Määttä), whose potential liabilities, actions or omissions prior to the Closing Date shall remain unaffected by this Section 8.2.

(c)	For the sake of clarity, the discharge referred to in Section 8.2(a) shall be granted only after completion of the first audited financial statements of each relevant Group Company following the Closing.

8.3	Clearfield Trademarks and Brand

(a)	Buyers shall procure, at their own or the Group’s expense, that the Company’s trade name is changed such that it no longer includes any reference to “Clearfield” and that the Company’s shareholder resolution approving the new trade name is filed with the Finnish Trade Register within three (3) days of the Closing Date. Buyers shall take all reasonable efforts to ensure that the registration of the Company’s new trade name with the Finnish Trade Register is completed without delay and no later than 31 December 2025.

(b)	Buyers shall procure, at their or the Group’s expense, that all references to “Clearfield” trademarks, logos, or brand identifiers and all other references to “Clearfield” are removed from signage, printed materials, labels, websites, and digital platforms and other articles to which they are attached no later than 31 December 2025. Until such date, Buyers and the Group may continue to use existing materials bearing the “Clearfield” name solely to the extent necessary for operational continuity. For the avoidance of doubt, Buyers shall procure that Buyers and the Group cease to use or otherwise utilize such trademarks, logos, brand identifiers and references in any way after such date.

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8.4                      Employment of Sakari Määttä

(a)	Buyers acknowledge that Mr. Sakari Määttä is employed by the Company under the Director Agreement dated 9 August 2022 between the Company, Nestor Cables Oy and Mr. Määttä. Buyers undertake to procure that for a period of at least sixty (60) days following the Closing Date:

(i)	the Group shall not release Mr. Määttä from his work obligation or otherwise relieve him of his active duties under the said employment agreement; and

(ii)	the Group grants and maintains Mr. Määttä access to the Group’s systems, books and records to provide any required accounting and financial reporting support as Seller or Buyers may need.

(b)	For the avoidance of doubt, this Section 8.4 shall not restrict Mr. Määttä’s rights under applicable employment law or the existing employment agreement to terminate the employment relationship, and it shall not create any additional employment obligations beyond the commitment set out above.

8.5	Registration of Ultimate Beneficial Ownership

Buyers undertake, without undue delay after the Closing Date, to cause the Company to register the change in the ultimate beneficial ownership of the Company resulting from the transactions carried out under this Agreement.

8.6	Success Fees and Related Obligations

The Parties acknowledge that Seller has undertaken to pay success fees (the Success Fees) to certain employees and directors of the Company and Nestor Cables Oy pursuant to agreements entered into between Seller and these employees and directors. The Success Fees will become payable within ten (10) days of the Closing Date. The Parties agree that the Success Fees shall be paid through the Company’s and Nestor Cables Oy’s respective payroll systems, and Seller undertakes to provide the Company and Nestor Cables Oy with the necessary funds within seven (7) days of the Closing Date to cover (i) the Success Fees and (ii) all related statutory pension and social security contributions arising therefrom. Buyers undertake to procure that the Company and Nestor Cables Oy use the funds received from Seller solely for the payment of the Success Fees and related employer obligations, and that all necessary amounts are remitted to the Finnish Tax Administration and other relevant authorities in accordance with applicable Law.

8.7	United States Tax Elections

Buyers acknowledge Seller may make certain tax elections with respect to the Company and/or its Affiliates for United States income tax reporting purposes, which elections Seller anticipates making within sixty (60) days of the Closing Date. Buyers further acknowledge such elections may require authorization and signatures from directors and officers of the Company and/or its Affiliates, and Buyers agree to cause the Company and/or its Affiliates to reasonably cooperate and assist Seller in making such elections.

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9.	Miscellaneous

9.1	Notices

All notices, demands and other communication arising out of or relating to this Agreement are to be made in writing in the English language and sent by first class mail or email to the relevant Party at the following address or email or at such other address, or email which has been provided in accordance with this Section 9.1. Notices and other communication will be deemed to have been received by the relevant Party (a) on the third (3rd) Business Day after the day of mailing if sent by first class mail; or (b) on the day of transmission if sent by email, provided that no notice of unsuccessful transmission has been received.

If to Buyers:

Aki Eklund

address:	[redacted]

email:	[redacted]

Aleksanteri Pyrrö

address:	[redacted]

email:	[redacted]

with a copy (which does not constitute a notice) to:

Tommi Linna

address:	[redacted]

email:	[redacted]

If to Seller:

Clearfield, Inc.

address:	7050 Winnetka Ave N, Minneapolis

MN 55428, United States

email:	[redacted]

attention:	Cheri Beranek

with a copy (which does not constitute a notice) to:

Avance Attorneys Ltd

address:	Mannerheimintie 20 A

00100 Helsinki, Finland

email:	[redacted] and [redacted]

attention:	Ulf-Henrik Kull and Jaakko Kuusimäki

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9.2	Costs

The Parties shall bear their own costs and expenses in connection with the preparation and completion of the transactions contemplated hereunder, including all fees and expenses of investment bankers, advisors, counsel and accountants.

9.3	Access to Books, Records and Documents

(a)	Buyers shall, and shall procure that its Affiliates shall, from the Closing Date retain and ensure proper and secure storage of the books, records and documents of the Group to the extent they relate to the period prior to the Closing Date, as required by applicable Law.

(b)	For a period of ten (10) years following the Closing Date, Buyers shall, upon reasonable prior written notice, provide Seller (or its authorized representatives) access to such books, records and documents of the Group to the extent needed for Seller or its Affiliates to comply with applicable Law, stock exchange or accounting obligations, or in connection with the preparation of any accounting, tax, financial statements, or other records, including, at Seller’s expense, the right to take copies.

Any such access shall be:

(i)	during normal business hours and in a manner that does not unreasonably interfere with the business or operations of the Group;

(ii)	subject to appropriate confidentiality undertakings as may be reasonably required by Buyers; and

(iii)	limited to information that does not contain commercially sensitive data or trade secrets, unless disclosure of such information is required by Law.

(c)	For the avoidance of doubt, Seller shall have no right to access any information, systems or correspondence of the Group relating to the period after the Closing Date and Buyers shall be entitled to redact or withhold any privileged, competitively sensitive or third-party confidential material, and personal data.

(d)	Notwithstanding anything to the contrary in this Section 9.3, Buyers shall, upon reasonable prior written notice, provide Seller (or its authorized representatives) access to books, records and documents of the Group to the extent needed for Seller or its Affiliates to assess the merits of or defend against any Claim, it being acknowledged that such access may be subject to appropriate confidentiality undertakings, as may be reasonably required by Buyers, and may be limited by Buyers to only such information as is necessary for Seller to protect or enforce its rights under this Agreement.

9.4	Schedules Incorporated

Each Schedule to which reference is made herein and which is attached hereto will be deemed incorporated in this Agreement by such reference.

9.5	Entire Agreement

This Agreement represents the entire understanding and agreement between the Parties with respect to its subject matter and supersedes all prior agreements, understandings, negotiations and communications relating to such subject matter unless otherwise specifically stated in this Agreement. No Party is liable to another Party or to any third party for any promise, representation, warranty, covenant, provision or practice except as specifically stated in this Agreement.

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9.6	Interpretation

(a)	The fact that a Party has drafted or participated in drafting this Agreement or any provisions hereof does not in any way affect the interpretation of this Agreement to the disadvantage of such Party.

(b)	The headings and the table of contents of this Agreement are for convenience of reference only and do not in any way limit or affect the meaning or interpretation of the provisions of this Agreement.

9.7	Amendments and Waivers

(a)	Any amendment to or waiver of this Agreement is to be made in writing and will have no effect before signed by the duly authorized representatives of all Parties or, in the case of a waiver, by the Party waiving compliance with this Agreement.

(b)	Failure by any Party at any time to require performance of any provisions of this Agreement does not in any manner affect its right to enforce the same, and the waiver by any Party of any breach of any provision of this Agreement is not to be construed to be a waiver by such Party of any succeeding breach of such provision or waiver by such Party of any breach of any other provision hereof.

9.8	Severability

If any provision of this Agreement is declared to be invalid or unenforceable, the remaining provisions of this Agreement will not be affected thereby but will remain in full force and effect and binding upon the Parties. Without limiting the aforesaid, the Parties shall attempt through negotiations in good faith to replace the invalid or unenforceable provision with a provision closest to the mutually intended meaning of such provision and the spirit of this Agreement. The failure of the Parties to reach an agreement on a replacement provision does not affect the validity of the remaining part of this Agreement.

9.9	Assignment

This Agreement and the rights and obligations hereunder shall be binding upon and inure to the benefit of the Parties and their respective legal successors and shall not be transferable or assignable by any Party without the other Party’s prior written consent. For the avoidance of doubt, this restriction applies only to the transfer or assignment of this Agreement itself and the rights and obligations arising under it, and does not limit Buyers’ ability to undertake internal reorganizations, mergers, demergers, or financing arrangements, including the granting of security interests over their assets, provided that this Agreement and the rights and obligations of Buyers thereunder are not transferred or assigned to another party.

9.10	Taxes

Buyers are liable to pay all transfer taxes as well as all employer obligations related to Buyers levied in connection with or as a consequence of the transactions contemplated under this Agreement and for filing all necessary tax returns, forms and similar with the appropriate tax and other authorities.

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9.11	Governing Law

This Agreement is governed by and construed in accordance with the Laws of Finland excluding the application of its conflict of law rules. Neither the Finnish Sale of Goods Act (355/1987, as amended) nor the United Nations Convention on Contracts for the International Sale of Goods shall apply to this Agreement.

9.12	Arbitration

(a)	Any dispute, controversy or claim arising out of or relating to this Agreement, or the breach, termination or validity thereof, shall be finally settled by arbitration in accordance with the Arbitration Rules of the Finland Chamber of Commerce. The number of arbitrators shall be three (3). The seat of arbitration shall be Helsinki. The language of the arbitration shall be English, however, evidence may be presented and witnesses heard also in Finnish.

(b)	The Parties undertake to procure that all arbitration proceedings conducted in accordance with this Agreement shall, subject to applicable Laws, rulings of competent courts or authorities, or any applicable stock exchange rules, be kept confidential. This undertaking shall cover, inter alia, all information disclosed during the course of such proceedings as well as any decision or award made or declared by the arbitral tribunal.

9.13	Counterparts of Agreement

This Agreement may be executed and delivered in any number of counterparts whether by original signature or by electronic means, each of which shall be an original but all of which taken together shall constitute one and the same instrument.

[Signatures on next page.]

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IN WITNESS WHEREOF, the Parties hereto have duly executed this Agreement as of the day and year first above written.

CLEARFIELD, INC. /s/ Cheri Beranek Cheri Beranek President and Chief Executive Officer

AKI EKLUND /s/ Aki Eklund

ALEKSANTERI PYRRÖ /s/ Aleksanteri Pyrrö

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